July 20, 2005


Mr. John Devlin
Chief Financial Officer, Raytech Corporation
Suite 295, Four Corporate Drive
Shelton, CT 06484

Re:	Raytech Corporation
Form 10-K for the fiscal year ended January 2, 2005
Form 10-Q for the period ended April 3, 2005
      File No. 1-9298

Dear Mr. Devlin:

      We have reviewed your response to our letter dated June 8,
2005
and have the following comments. We ask that you respond by August 3,
2005.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Operations

We have reviewed your response to our prior comments four and five and appreciate the additional information. Clarify that in future filings you will reclassify prior periods as appropriate and consistent with your response.

Revenue Recognition

We note your enhanced disclosures included in your most recent
Form
10-Q. In future filings include the statement, if true, that this policy is followed consistently for all periods presented regarding any and all losses on contracts where costs exceed selling price.
Specifically, losses are consistently recorded based on:

- All inventory and firm purchase orders, only;
- The difference between contracted selling price and fully absorbed inventory costs, (consistent with our normal GAAP inventory historical cost system):



Note 9 - Litigation

We have reviewed your response to our prior comment ten and appreciate the additional information. If it is reasonably possible that additional losses related to the RPC facility, or to Ferndale, could be material, revise future filings to so state, and if you can, provide an estimate of the range of additional loss, or state that such an estimate cannot be made.

Revise your litigation footnote to clarify that you do not accrue probable and estimable litigation costs in the estimated accruals. If litigation costs are material to any particular period, or to an understanding of any particular contingency, disclose the periodic expense amounts.

Note 11 - Income Taxes

In future filings:

- Disclose the particular years in which significant amounts of NOL carryforwards, related to those NOLs that may inure to the PI Trust, will expire;
- Provide a detailed discussion in MD&A concerning significant increases or decreases in your valuation account. Discuss the underlying changes in events, tax planning and expectations for future taxable income that changed from the previous period. Be specific and quantify your reasoning;
- Make sure that your MD&A is consistent with you expectation that you will not have taxable income related to the Domestic Wet Friction business. For example the last paragraphs on pages 15 and 16 should be balanced with the expectations that it is more likely than not that most of the deferred tax assets will not be realized.
- Discuss in better detail the uncertainties surrounding the method of allocation of the current and future operating losses between you and the PI Trust. What alternative methods could result? What impact would an alternate method have on your financial condition and results of operations?

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3689.

Sincerely,


John Hartz
Senior Assistant Chief Accountant
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John Devlin
Raytech Corporation
July 20, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE